Altisource Portfolio Solutions S.A.
33, Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg

December 30, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	Altisource Portfolio Solutions, S.A.

Registration Statement on Form S-3, Filed December 12, 2022

File No. 333-268761

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altisource Portfolio Solutions S.A. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-268761) of the Company (the “Registration Statement”), filed with the Securities and Exchange Commission on December 12, 2022, be accelerated so that such Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on January 4, 2023, or as soon as possible thereafter. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of the applicable offering.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Max Kirchner of Paul Hastings LLP, by telephone at (212) 318-6096 or by email at maxkirchner@paulhastings.com. The Company hereby authorizes Mr. Kirchner to orally modify or withdraw this request for acceleration.

Sincerely,

ALTISOURCE PORTFOLIO SOLUTIONS S.A.

By:	/s/ William B. Shepro
William B. Shepro
Chief Executive Officer

cc:	Gregory Ritts, Chief Legal Officer, Altisource Portfolio Solutions S.A. Max Kirchner, Paul Hastings LLP